

January 26, 2011

J. Hicks Lanier, Chairman
Oxford Industries, Inc.
222 Piedmont Avenue, N.E.
Atlantic, Georgia 30308

RE: **Oxford Industries, Inc.**
Form 10-K for Fiscal Year Ended January 30, 2010
Filed March 31, 2010;
Schedule 14A for Annual Meeting on June 14, 2010
Filed May 7, 2010
File No. 1-04365

Dear Mr. Lanier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2010

Exhibits

1. We note that exhibits 10.12, 10.14, and 10.17 to the Form 10-K and Exhibits 10.1 and 10.2 to the Form 8-K filed on December 21, 2010 are missing schedules, attachments, and/or exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K or advise. Also, we note that exhibit 10.2 to the Form 8-K filed on August 19, 2008 lists schedules 1 through 7 but no information is located in the schedules. Please advise whether these schedules have been filed in their entirety. To the extent that the exhibit has not been filed in its entirety, please confirm that you will file such exhibit in its entirety with your next periodic report.

Schedule 14A for the Annual Meeting on June 14, 2010

Termination, Severance and Change-in-Control… page 40

2. We note the reference to a separation agreement with Mr. Gray. Please confirm that you will file this exhibit with your next periodic report.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes, staff accountant at (202) 551-3774 or Brian Bhandari, accounting reviewer, at (202) 551- 3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner, at (202) 551-3395 or Pam Howell, legal reviewer at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds,
Assistant Director